Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)	2001	2002	2003	2004	2005	Q1 2005	Q1 2006

Earnings:
Income from operations	$33,604	$81,627	$83,527	$14,732	$61,276	$11,108	$10,915
Plus: fixed charges	50,970	46,350	44,739	44,009	47,154	11,270	12,096

	$84,574	$127,977	$128,266	$58,741	$108,430	$22,378	$23,011

Fixed charges:
Interest expense (income), net including amortization of debt	$43,065	$38,314	$36,278	$34,558	$37,141	$8,843	$9,500
Rent expense	23,716	24,109	25,383	28,639	30,343	7,355	7,866
One-third of rent expense(1)	7,905	8,036	8,461	9,451	10,013	2,427	2,596

	$50,970	$46,350	$44,739	$44,009	$47,154	$11,270	$12,096

Ratio of earnings to fixed charges	1.66	2.76	2.87	1.33	2.30	1.99	1.90

(1)	Represents the portion of rent expense which our management believes is representative of the interest component of rent expense.